

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

March 31, 2021

Richard Gamarra
Chief Executive Officer
California Tequila, Inc.
30012 Aventura, Suite A
Rancho Santa Margarita, California 92688

> **Re:  California Tequila, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 4, 2021**
> **File No. 024-11474**

Dear Mr. Gamarra:

We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed March 4, 2021

Commissions and Discounts, page 16

1.  The notes to the Fee Table and disclosure here indicates that "the company will pay a cash commission of 3.5% to StartEngine Primary on sales of the Class B Non-Voting Common Stock." In addition to the cash commission of 3.5% paid by the company to SmartEngine, disclosure indicates that StartEngine Primary will charge investors a non-refundable processing fee equal to 3.5% of the amount they invest at the time they subscribe in the securities. Please clarify whether the non-refundable processing fee equal to 3.5% charged to investors, equal to $0.28 per share, will be paid by investors. If so, please revise the offering price on the cover page to reflect the offering price per share after accounting for the cash commission/processing fee paid by the investor to StartEnginge Primary. Confirm that the cash commission/processing fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act. In the

alternative, provide a detailed analysis as to why the cash commission should not be included in the aggregate purchase price.

Description of Property, page 38

2.   We note your disclosure which states you own $2.4 million worth of inventory stored in facilities in California and Mexico.   Please explain to us why this amount is not reflected in your balance sheet for any period presented.   It appears you should remove references to any inventories for which you do not hold legal title.   Based on other disclosures in your filing, it appears you are an importer of finished product from Mexico and you do not own the distillery that produces the AsomBroso brand.   It may be helpful to investors to add disclosure in the "Description of the Business" section, to clarify your business relationship with the distillery including partnership agreements, bottling arrangements, etc., and the key terms of such agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
For the Period Ended December 31, 2020 Compared to the Period Ended December 31, 2019
Results of Operations, page 40

3.   Please re-label the header for this section to reflect the periods of 2019 and 2018 rather than 2020.

Financial Statements
Independent Accountant's Report, page 54

4.   Please have your auditor provide you with a revised audit opinion the complies with Auditing Standard 3101.   Specifically, paragraph 9(f) of AS 3101, which addresses the basis for the auditor's opinion.

Balance Sheet, page 55

5.   We note the amounts reflected on the balance sheet for Member's Equity and Retained Earnings do not agree to the amounts reflected in the columns presented in the Statements of Changes in Shareholder's Equity.   It appears the labels are reversed.   Please also consider consistent labeling of these line items in your financial statements.   We note your interim financial statements refer to "Members' Capital" and an "Accumulated Deficit", despite reflecting retained earnings.

Significant Accounting Policies
Recently Issued and Adopted Accounting Pronouncements, page 60

6.   Please expand your disclosure of your pending adoption of ASC 606 - Revenue Recognition.   The guidance for ASC 606 is effective for annual periods beginning after December 15, 2019 and interim reporting periods within annual reporting periods beginning after December 15, 2020.

Note 3 - Inventory, page 61

7.    Please explain to us why you have classified the majority of your inventory as work in progress.   Based on other disclosures in your filing, it appears you are an importer of finished products.

Financial Statements
Interim Financial Statements
Balance Sheets, page 65

8.    Please note, balance sheets as of September 30, 2019 and December 31, 2018, are not required to be presented alongside your September 30, 2020 and December 31, 2019 balance sheets in your interim financial statements.

    We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    You may contact Kevin Stertzel, Staff Accountant, at 202-551-3723 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones, Staff Attorney, at  202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing

cc:    Sara Hanks